UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE DIRECTV GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

540211109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 540211109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 548,720,752- Common Stock (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 548,720,752- Common Stock (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,720,752- Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.88%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)     Includes 170,000,000 shares of Common Stock that have been pledged to Bank of America, N.A. pursuant to the arrangements described Amendment No. 1 to the Schedule 13D. See Item 5.

(2)     Calculated based on 1,145,842,353 shares of Common Stock of the Issuer issued and outstanding as of May 5, 2008, according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

THE DIRECTV GROUP, INC.

This Report on Schedule 13D/A relates to the common stock, par value $.01 per share (the “Common Stock”) of The DirecTV Group, Inc., a Delaware corporation (the “Issuer” or the “Company”).

The Report on Schedule 13D, as amended and supplemented, originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person”), on March 7, 2008 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

The purpose of this Amendment is to report that on May 6, 2008 the Reporting Person and the Issuer entered into an agreement that imposes certain voting and other limitations on the Reporting Person with respect to the equity securities of the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

The information contained under Item 6 below is incorporated by reference in this Item 4.  In addition, at the request of the Reporting Person and on the recommendation of the Issuer’s Nominating and Corporate Governance Committee, the board of directors of the Issuer appointed Mr. Mark Carleton, a Senior Vice President of the Reporting Person, as a member of the board of directors of the Issuer, effective at the next meeting of the board of directors after the annual meeting of stockholders of the Issuer on June 3, 2008.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented to add the following information:

Subject to the provisions of the Liberty Agreement described in Item 6 below, the Reporting Person has the sole power to vote or to direct the voting of 548,720,752 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of the Common Stock of the Issuer, representing approximately 47.88% of the Common Stock of the Issuer.  For purposes of computing the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 1,145,842,353, which is the number of shares of Common Stock outstanding as of May 5, 2008 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending March 31, 2008.

Other than as stated herein, the Schedule 13D or any amendment thereto, no transactions were effected by the Reporting Person in the Common Stock during the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented to add the following information:

On May 7, 2008, the Company announced that it had increased its share repurchase program to $3 billion.  The Reporting Person does not presently intend to sell any shares of Common Stock of the Company to the Company pursuant to such repurchase program.  Accordingly, the repurchase of shares of Common Stock by the Company may cause the Reporting Person’s beneficial ownership of Common Stock to increase to greater than 50% of the issued and outstanding shares of Common Stock. The Reporting Person and the Company entered into the agreement described below in order to clarify certain matters arising from this potential increase in the Reporting Person’s beneficial ownership.

In connection with the share repurchase program, on May 6, 2008, the Reporting Person entered into an agreement (the “Liberty Agreement”) with the Company, pursuant to which the Reporting Person and the Company agreed to the following:

1.    the Reporting Person will continue to be subject to the provisions of Sections 5 and 6 of Article V of the Amended and Restated Certificate of Incorporation as well as other applicable provisions of such Amended and Restated Certificate of Incorporation and the Company’s By-Laws without regard to the increase in Liberty Media’s beneficial ownership in the Company’s Common Stock as a result of the share repurchase program;

2.    the Reporting Person’s voting rights in the Company will be limited to its current voting interest (47.888%) (the “Maximum Percentage”), and shares of Common Stock owned by the Reporting Person in excess of the Maximum Percentage will be voted in the same manner as the shares of Common Stock owned by the Company’s stockholders other than the Reporting Person; and

3.    the Reporting Person may not purchase additional shares of Common Stock to increase its percentage ownership of the Company in excess of the Maximum Percentage, except in the following circumstances:

•     any member of the Liberty group (which, for these purposes, includes the Reporting Person and its Subsidiaries, agents and other persons acting in concert with the Reporting Person with respect to the Common Stock) commences a tender or exchange offer for all the Company’s outstanding voting securities (at a price at least equal to the market price thereof immediately prior to the earlier of the public announcement or commencement thereof) or enters into an agreement to acquire all of such voting securities pursuant to a merger or other business combination transaction with the Company;

•     the Liberty group acquires shares of Common Stock in a transaction that is approved by an affirmative vote of a majority of the Company’s independent directors; or

•     a person that is not affiliated with any member of the Liberty group acquires, or has announced its intention to acquire, 25% or more of the Company’s outstanding voting securities or has announced its intention to effect a merger or other business combination transaction with the Company as a result of which such party would become the beneficial owner of 25% or more of the outstanding voting securities of the company surviving the merger or business combination, which merger or other business combination has been approved by the Company’s board of directors.

Pursuant to the Liberty Agreement, the Reporting Person also agreed that if the Company proposes to amend Section 6 of Article V of the Amended and Restated Certificate of Incorporation in the form presented to the Reporting Person, the Reporting Person will vote the shares of Common Stock owned by the Reporting Person in favor of such amendment at any stockholders’ meeting called to approve such amendment.

The Liberty Agreement will terminate if:

•     a majority of the Company’s independent directors so determines;

•     the Liberty group acquires 50% or more of the Company’s outstanding voting securities in a tender or exchange offer, merger, business combination transaction or other transaction under the circumstances described in the first two bullets under 3 above; or

•     the Liberty group acquires 80% or more of the Company’s outstanding voting securities.

In determining the above percentages, any shares of Common Stock acquired by the Company in the repurchase program will be considered to remain outstanding.

The description of the Liberty Agreement in this Amendment is qualified in its entirety by reference to the full text of such document which is incorporated as Exhibit 7(c) hereto and incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

7(a)             Share Exchange Agreement, dated as of December 22, 2006, among the Reporting Person and News (incorporated by reference to Exhibit 10.38 to the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-51990) as filed on March 1, 2007).

7(b)             Letter Agreement, dated as of December 21, 2006, among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed on February 27, 2008).

7(c)             Letter Agreement dated May 6, 2008 among the Issuer, the Reporting Person, Greenlady Corporation and Greenlady II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed on
May 7, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2008	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Craig Troyer
Vice President

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Share Exchange Agreement, dated as of December 22, 2006, among the Reporting Person and News (incorporated by reference to Exhibit 10.38 to the Reporting Person’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-51990) as filed on March 1, 2007).

7(b)

Letter Agreement, dated as of December 21, 2006, among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed on February 27, 2008).

7(c)

Letter Agreement dated May 6, 2008 among the Issuer, the Reporting Person, Greenlady Corporation and Greenlady II, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed on
May 7, 2008)